Exhibit 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended

December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Members

Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in members’ capital, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 28, 2012

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$13,968	$10,965
Inventories	2,158	1,918
Due from affiliate	555	590
Other current assets	259	244

Total current assets	16,940	13,717

Property and equipment, net	44,092	44,642
Other noncurrent assets, net	307	226

Total assets	$61,339	$58,585

Liabilities and Members’ Capital
Current liabilities:
Current portion of long-term debt	$640	$571
Accrued expenses and other current liabilities	2,284	1,379

Total current liabilities	2,924	1,950
Commitments and contingencies (Note 9)
Other noncurrent liabilities	139	772
Noncurrent debt, excluding current portion	18,076	18,716

Total liabilities	21,139	21,438

Members’ capital	40,454	37,765
Accumulated other comprehensive income (loss)	(254)	(618)

Total members’ capital	40,200	37,147

Total liabilities and members’ capital	$61,339	$58,585

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED INCOME STATEMENTS

(in thousands)

	Years Ended December 31,
	2011	2010	2009

Revenues:
Fuel	$107,459	$85,844	$46,580
Nonfuel	20,885	19,171	12,384

Total revenues	128,344	105,015	58,964

Costs and expenses:
Cost of sales:
Fuel	99,400	78,614	40,607
Nonfuel	8,878	8,148	5,354

Total cost of sales (excluding depreciation)	108,278	86,762	93,961

Operating expenses	13,966	12,802	8,680
General and administrative expenses	800	725	645
Depreciation and amortization expense	1,392	1,407	967

Total costs and expenses	124,436	101,696	56,253

Operating income	3,908	3,319	2,711

Interest income	8	9	55
Interest expense	(1,227)	(1,320)	(427)

Net income	$2,689	$2,008	$2,339

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income	$2,689	$2,008	$2,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,392	1,407	967
Amortization of debt issuance costs	84	119	4
Increase (decrease) from changes in:
Accounts receivable	(31)	(15)	—
Inventories	(240)	(83)	(767)
Other current assets	15	6	(135)
Due to/from affiliates	35	(2,490)	1,985
Accrued expenses and other current liabilities	652	(454)	970
Other, net	(24)	(28)	(39)

Net cash provided by operating activities	4,572	470	5,324

Cash flows from investing activities:
Purchases of property and equipment	(832)	(627)	(16,477)

Net cash used in investing activities	(832)	(627)	(16,477)

Cash flow from financing activities:
Borrowings of term debt	—	—	20,000
Repayments of term debt	(571)	(537)	(9,849)
Payments of debt issuance costs	(166)	—	(274)
Capital distribution	—	(2,400)	—

Net cash provided by (used in) financing activities	(737)	(2,937)	9,877

Net increase (decrease) in cash and cash equivalents	3,003	(3,094)	(1,276)
Cash and cash equivalents, beginning of period	10,965	14,059	15,335

Cash and cash equivalents, end of period	$13,968	$10,965	$14,059

Supplemental cash flow information:
Interest paid during the period	$1,252	$1,321	$616
Non-cash investing and financing activities:
Net change in unrealized gain (loss) on cash flow hedging derivative	$364	$(191)	$(427)

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in thousands)

	Members’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Members’ Capital

Balances, January 1, 2009	$35,818	$—	$35,818
Net income	2,339	—	2,339
Unrealized loss on cash flow hedging derivative	—	(427)	(427)

Comprehensive income			1,912

Balances, December 31, 2009	38,157	(427)	37,730
Distribution to members	(2,400)	—	(2,400)
Net income	2,008	—	2,008
Unrealized loss on cash flow hedging derivative	—	(191)	(191)

Comprehensive income			1,817

Balances, December 31, 2010	37,765	(618)	37,147
Net income	2,689	—	2,689
Unrealized gain on cash flow hedging derivative	—	364	364

Comprehensive income			3,053

Balances, December 31, 2011	40,454	(254)	40,200

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel plazas in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company. ETP was formed on October 8, 2008, to develop a travel plaza, and had no operations until December 2009, when construction of that travel plaza was complete and it began operations.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate a travel plaza in Southern California that began operations in 1999. Petro was acquired by TA’s parent company in 2007 and was merged into TA in 2008. As a result, TA became the owner of Petro’s interest in PTP. Hereinafter both TA and Petro are referred to as TA. Tejon and TA both contributed their ownership interest in PTP to the Company, and the results of PTP are included for all periods presented. The formation of the Company during 2008 was a change in legal entity structure, and did not represent a business combination.

Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company.

These consolidated financial statements include results for the Company and its subsidiaries for all periods presented.

Description of Business

The Company has two travel plazas. One travel plaza, owned by PTP, operates under the Petro brand and the other travel plaza, which is owned by ETP and began operations in December 2009, operates under the TravelCenters of America brand. The travel plazas offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, truck maintenance and repair facilities, travel stores, convenience stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The carrying amount of cash equivalents is equal to their fair value.

Due from Affiliate

Pursuant to the terms of the Company’s Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets.

Inventories

Inventories are stated at the lower of cost or market value. The Company determines cost principally on the weighted average cost method.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $706, $654 and $447 for the years ended December 31, 2011, 2010 and 2009, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to income from operations.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense. The Company capitalized $166 of costs related to the Amended Credit Agreement it entered in December 2011. At December 31, 2011 and 2010, debt issuance costs included in other assets on the balance sheet were $239 and $274, respectively, and accumulated amortization of debt issuance costs was $4 and $122, respectively.

Impairment of Long-Lived Assets

The Company recognizes impairment charges when (a) the carrying value of a long lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company’s estimates of fair value are based on its estimates of likely market participant assumptions including with respect to projected operating results and the discount rate used to measure the present value of projected future cash flows. If the business climate deteriorates the Company’s actual results may not be consistent with these assumptions and estimates. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made. The lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities is the individual travel center and, accordingly, it is at the individual travel center level that the Company performs its impairment analysis. The Company includes impairment charges, when required, in depreciation and amortization expense in its consolidated statement of operations.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the matter and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of similar contamination. Any such liabilities would be exclusive of claims against third parties and are not discounted.

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method. To date these costs relate to our obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. An asset retirement obligation of approximately $132 and $123 has been recorded as a noncurrent liability as of December 31, 2011 and 2010, respectively. The $9 increase between years is the result of accretion of the liability.

Derivative Instruments and Hedging Activities

The Company records derivative instruments on the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivative instruments are recorded in other comprehensive income to the extent that hedge accounting criteria are met and that the hedge is effective. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement at the time those gains or losses are realized and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. If the terms of the Company’s derivative instrument do not match the terms of the hedged item, a portion of the derivative instrument would be ineffective and the Company would recognize gains or losses attributable to the ineffective portion in the income statement immediately.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated income statement.

Motor Fuel Taxes

The Company collects the cost of certain motor fuel and sales taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency. Such taxes were $12,351, $12,266 and $7,051, for the years ended December 31, 2011, 2010 and 2009, respectively, and are included in net revenues and cost of sales in the accompanying income statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying income statements, were $279, $267 and $151 for the years ended December 31, 2011, 2010 and 2009, respectively.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Company’s Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

Subsequent Events

The Company has evaluated subsequent events through March 28, 2012, which date represents the date the financial statements were available to be issued.

(3) Inventories

Inventories at December 31, 2011 and 2010, consisted of the following:

	2011	2010

Nonfuel merchandise	$1,691	$1,462
Petroleum products	467	456

Inventories	$2,158	$1,918

(4) Property and Equipment

Property and equipment, net, as of December 31, 2011 and 2010, consisted of the following:

	Estimated Useful Lives	2011	2010
	(years)
Land		$17,717	$17,717
Building and improvements	10-40	33,302	32,961
Furniture and equipment	3-10	7,526	7,145
Construction in progress		138	36

		58,683	57,859
Less: accumulated depreciation		14,591	13,217

Property and equipment, net		$44,092	$44,642

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $1,383, $1,398 and $959, respectively. The Company did not capitalize interest during, 2011 or 2010. During 2009, the Company capitalized $180 of interest as part of property and equipment.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

(5) Long-Term Debt

Long-term debt consisted of the following at December 31, 2011 and 2010:

	2011	2010

Note payable to a bank	$18,716	$19,287

Less current portion	640	571

Long-term debt, excluding current portion	$18,076	$18,716

We entered into an amended credit agreement with a bank in November 2011, that replaced the former note payable that was due to mature in August 2012. The amended credit agreement matures in December 2018. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2011. Scheduled principal payments are $49.5 per month until July 2012; $58.6 per month from August 2012 through July 2013, $61.6 per month from August 2013 through July 2014, $64.8 per month from August 2014 through July 2015, $68.1 from August 2015 through July 2016, $71.6 from August 2016 through July 2017, $75.3 from August 2017 through July 2018 and $79.1 from August 2018 through December 2018, with the final installment of $13,253 due at maturity. Interest at LIBOR plus 2.5% is payable monthly. The Company has an interest rate swap, or the swap, on the note payable that is more fully described in Note (10). The interest rate on the note payable when the effect of the interest rate swap is considered was 5.05% at December 31, 2011. The note payable is collateralized by the Company’s real property.

The Company’s weighted average interest rates were 5.93%, 6.05% and 5.50% during 2011, 2010 and 2009, respectively.

Future minimum principal payments due on the note payable during the next five years as of December 31, 2011, were as follows:

Year ending December 31,	Total
2012	$640
2013	$719
2014	$755
2015	$795
2016	$835

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

(6)	Related-Party Transactions

Amounts due from affiliates as of December 31, 2011 and 2010, were $555 and $590, respectively. Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel plazas and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services. The Company paid management fees to TA in the amounts of $800, $725 and $645 for the years ended December 31, 2011, 2010 and 2009, respectively, which fees are included in general and administrative expenses in the accompanying consolidated income statements.

The employees operating the Company’s travel plazas are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $7,005, $6,759, and $4,578 in 2011, 2010 and 2009, respectively. These reimbursements were recorded in operating expenses on the accompanying consolidated income statements.

In addition to management services and staffing provided by TA, the Company’s Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel plazas.

(7) Members’ Capital

Ownership

Tejon and TA are the Members of the Company. The members and their interests in the Company are as follows:

Members
Tejon Development Corporation	60.0%
TA Operating LLC	40.0%

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.

Allocations of Distributions

At any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement. A distribution totaling $2,400 was made in June 2010.

(8) Employee Benefits

The employees at the travel plazas are TA employees. TA sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). TA contributions equaled 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary. This expense, which the Company reimburses to TA, was approximately $16 for the year ended December 31, 2009. TA suspended matching contributions in May 2009 and, accordingly the Company had no expense for matching contributions during the years ended December 31, 2011 and 2010.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

(9) Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2011 and 2010, the Company was party to an interest rate swap agreement to hedge the interest rate risk associated with the note payable. The swap is not an exchange traded instrument.

The Company accounts for the swap as a cash flow hedge. Changes in the fair value of the swap are recorded in other comprehensive income (loss) to the extent the hedge is effective. Under the swap agreement entered in August 2009 in conjunction with the note payable, the Company pays a fixed rate of 2.55% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. The monthly notional amount is equal to the principal on the note payable at each reset date. The transaction converts the Company’s interest rate exposure from a floating rate to a fixed rate basis. The Company measures the fair value of the swap based on observable inputs for similar assets or liabilities, primarily the future notional amounts of the swap, the contractual fixed interest rate of 2.55% and estimates of the 30 day LIBOR yield curve, which input is classified as a level two input. Level two inputs are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. At December 31, 2011, the swap agreement had a notional amount of $18,716 and was highly effective. As of December 31, 2011 and 2010, the fair value of the swap was recognized as a liability of $254 and $618, respectively. The Company expects approximately $272 associated with the swap to be recognized as an increase to interest expense over the next twelve months as the hedged interest payments become due. At December 31, 2011, the fair value of the swap is included in current liabilities, as the agreement expires in August 2012. At December 31, 2010, the fair value of the swap is included in long term liabilities.

The primary risks associated with interest rate swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate nonperformance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of its counterparty.

The fair value of PTP’s financial instruments is the amount at which assets and liabilities could be settled in an orderly transaction among market participants. The Company uses the market approach and income approach to value assets and liabilities, as appropriate. The Company’s interest rate swaps were measured at fair value on a recurring basis during 2011 and 2010.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 and 2009

(in thousands)

The December 31, 2011, fair value of the swap was as follows:

	Fair Value	Level 1	Level 2	Level 3

Interest rate swap	$254	$—	$254	$—

Total liabilities	$254	$—	$254	$—

The December 31, 2010, fair value of the swap was as follows:

	Fair Value	Level 1	Level 2	Level 3

Interest rate swap	$618	$—	$618	$—

Total liabilities	$618	$—	$618	$—

At December 31, 2011 and 2010, the fair value of the Company’s debt approximated its carrying value.

(10) Commitments and Contingencies

The Company’s operations and travel plazas are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plazas to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At December 31, 2011, the Company had a reserve for environmental matters of $415. At December 31, 2010, a reserve was deemed not necessary based on then existing facts and circumstances. The Company accrues for environmental remediation expenses based upon initial estimates obtained from contractors engaged to perform the remediation work as required by federal, state and local authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note (2) for a discussion of its accounting policies relating to environmental matters.

In May 2010, the California Attorney General filed a litigation on behalf of the California State Water Resources Control Board against various defendants, including the Company, in the Superior Court of California for Alameda County seeking unspecified civil penalties and injunctive relief for alleged violations of underground storage tank laws and regulations at various facilities, including the Company’s, operated by TA in Kern and Merced counties. On July 26, 2010, the California Attorney General voluntarily dismissed this litigation against the Company and the other named defendants, and on September 2, 2010, refiled its complaint against the same defendants in the Superior Court of California for Merced County, seeking unspecified civil penalties and injunctive relief. The parties are presently engaged in discovery and the court has not yet set a date for a trial. On March 20, 2012, the Attorney General made an offer to settle this litigation. The Company disagrees with the Attorney General’s allegations and intends to continue to defend this lawsuit. The Company has recorded an accrual for this matter of its best estimate of the contingent loss based on certain potential expected outcomes with information available to the company.

In addition to the legal proceedings referenced above, the Company is involved from time to time in various other legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.